China Xingbang Industry Group Inc.
7/F West Tower, Star International Mansion,
No. 6-20 Jinsui Rd.,
Tianhe District, Guangzhou,
Guangdong Province, P. R. C.

August 30, 2011

VIA EDGAR
Ms. Angela McHale
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	China Xingbang Industry Group Inc. Registration Statement on Form 10 Filed June 6, 2011 File No. 000-54429

Dear Ms. MacHale,

China Xingbang Industry Group Inc. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 25, 2011 regarding our Post-Effective Amendment No.1 to the Registration Statement on Form 10 (“POSAM No. 1”) previously filed on August 9, 2011.  A marked version of Post-Effective Amendment No. 2 to the Registration Statement on Form 10 ("POSAM No. 2") is enclosed herewith reflecting all changes to the POSAM No 1.  For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.
 We note that you conduct substantially all of your operations outside of the United States.  In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

•	How do you maintain your books and records and prepare your financial statements.
o
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

With the exception of the Company, which is a U.S. holding company, none of our subsidiaries maintain their books and records in accordance with U.S. GAAP. Guangdong Xingbang, our only operating subsidiary, maintains its books and records in accordance with Chinese GAAP. On a quarterly basis, our interim CFO converts the Chinese financial statements to financial statements according to U.S. GAAP. After all the financial statements for all subsidiaries have been consolidated, we prepare the consolidated financial statements according to U.S. GAAP.

o
If you do not maintain your books and records in accordance with U.S. GAAP. Tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

The Company’s Chinese operating subsidiary does not maintain its books and records in accordance with U.S. GAAP. It maintains its books and records in accordance with Chinese GAAP. The Company’s accounting transactions are not complex or specific to the Company.

The Company has internal controls in place to ensure the accounting records are recorded accurately according to Chinese GAAP. The Company has established a sequence to convert Chinese GAAP to U.S. GAAP by reviewing publications of knowledgeable accounting professionals explaining the difference between Chinese and U.S. GAAP. The Company then makes adjustments, if necessary, to convert Chinese GAAP reporting to U.S. GAAP reporting. The Company goes through each account at the lowest accounting level and analyzes the business transactions recorded in each account thoroughly to determine whether it is necessary to make any adjustments in order to present the records in accordance with U.S GAAP.

The Company gathers other information presented in its U.S. GAAP financial reports by accumulating and analyzing its business records. The Company maintains what it believes to be an adequate records system so it is able to retrieve and compile the information needed for its analysis of its business and its presentation of quantitative and qualitative information in the financial statements and reports filed in accordance with U.S. GAAP.

•	What is the background of the people involved in your financial reporting?

o
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;
•	the nature of his or her contractual or other relationship to you;
•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
•
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

The Company’s interim Chief Financial Officer graduated from Jiangxi University of Finance & Economics in 1989 with a Bachelor’s degree in Accounting and Management. He served in mid-level and senior positions in financial and accounting departments with three companies before joining Guangdong Xingbang as deputy financial controller in 2006.  He has substantial experience in evaluating internal controls over financial reporting.  He is primarily responsible for converting the Company’s accounting records from Chinese GAAP to U.S. GAAP and preparing the Company’s financial statements in accordance with U.S. GAAP. He also prepares the necessary disclosure information in the Company’s periodic reports filed with the Commission. The interim CFO does not hold any professional designations such as Certified Public Accountant or Certified Management Accountant in the U.S. or China. Neither does he have any previous experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

We have an employment agreement with our interim CFO, which is based on the form labor contract as required by PRC labor contract laws.  The unofficial English translation of the labor agreement with the interim CFO is filed as Exhibit 10.8 to the Registration Statement on Form 10 originally filed on June 6, 2011 with the Commission.

The Company’s accounting manager is responsible for preparing the financial statements in accordance with Chinese GAAP and for overseeing the overall internal controls in the accounting department.  He also approves accounting entries made by junior accounting staff members. The accounting manager obtained his experience and training on internal controls from his many years of experience and on the job training. He does not hold any professional designations such as Certified Public Accountant (U.S. or Chinese) or Certified Management Accountant. The Company has three accountants, all of whom have college degrees in China. They are responsible for daily bookkeeping and perform most of the internal controls.  The accountants obtained their experience and training on internal controls from their many years of work experience and on the job training regarding appropriate accounting procedures, treatment and controls.

We seek to provide ongoing training in China to the interim CFO, accounting manager and other accountants with regard to basics of U.S. GAAP and new SEC financial reporting rules and regulations.

We have added a new risk factor on page 36 of the POSAM No. 2 to further clarify that our accounting personnel’s lack of education and experience in U.S. GAAP is a material weakness in our internal control over financial reporting and could cause a delay in detecting a material misstatement of our annual or interim financial statements.

o	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us;

•	the name and address of the accounting firm or organization;
•	the qualifications of their employees who perform the services for your company;
•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you; and
•
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

The Company does not retain an accounting firm or similar organization to prepare its financial statements or evaluate its internal control over financial reporting.

o
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you; and
•
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

The Company does not retain people who are neither employed by the Company nor an accounting firm to prepare its financial statements or evaluate its internal control over financial reporting.

•	What are the qualifications of your audit committee financial expert?
o
We note that you have identified Mr. Levinson as the audit committee financial expert. Please describe his qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

Mr. Levinson has been a U.S. Certified Public Accountant for more than 15 years.  He was previously a manager with  Deloitte and Touche where he was involved in many financial audits, including internal control audits.  He also has vast experience with other China based U.S.-listed companies where he frequently advised on U.S. GAAP audit and U.S. internal control policies.

Item 16. Exhibits and Financial Statement Schedules

(b) Exhibits, page 101

2.
We note that your response to comment 8 of our letter dated August 4, 2011. We also note that you did not the agreement as an exhibit to your Form 10-Q, filed on August 15, 2011. In your next Exchange Act period report, please file the agreement as an exhibit, or alternatively, tell us why it is not appropriate to do so. Please refer to Item 6 of Form 10-Q.

We acknowledge the Staff’s comment and confirm that the redacted Shopping Guide Agreements, which have been filed as Exhibits 10.9 and 10.10 to Amendment No. 1 to the Registration Statement on Form 10 filed with the Commission on July 19, 2011, will be incorporated by reference in our Amendment No. 1 to the Form 10-Q for the period ended June 30, 2011.

*************************

In connection with the responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing.  Please contact our legal counsel, Adam Mimeles, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300 should there be any questions or comments regarding the foregoing.

Thank you.

Sincerely,

/s/ Xiaohong Yao

Xiaohong Yao
Chairman of the Board, CEO and President